UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Disposition of Assets

On December 20, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) sold one of its properties located at Unit No. E25 4300 Steeles Ave E Markham, Ontario L3R 0Y5 (the “Steele Property”) for CAD250,000 to an unrelated purchaser for cash. The Steele Property was acquired by the Company in 2021. The Company sold its Steele Property to reduce its real estate holdings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: December 28, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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